Exhibit 16.1

October 2, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Landmark Bancorp, Inc. and, under the date of March 21, 2014, we reported on the consolidated financial statements of Landmark Bancorp, Inc. as of and for the years ended December 31, 2013 and 2012. On September 26, 2014, we were dismissed. We have read Landmark Bancorp, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated October 2, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Landmark Bancorp, Inc.’s statement regarding a competitive review of independent registered public accounting firms.

Very truly yours,

/s/ KPMG LLP